UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

XENON PHARMACEUTICALS INC.
(Name of Issuer)
Common Stock, Without Par Value
(Title of Class of Securities)
CUSIP 98420N105
November 10, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420N105	Page 2 of 8

1	Name of reporting person Teva Pharmaceutical Industries Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,111,111
	7	Sole dispositive power None
	8	Shared dispositive power 1,111,111
9	Aggregate amount beneficially owned by each reporting person 1,111,111
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 7.7%[1]
12	Type of reporting person CO

1 Based on 14,401,582 shares of Common Stock outstanding as of March 4, 2016, as disclosed in the issuer’s Annual Report on Form 10-K.

CUSIP No. 98420N105	Page 3 of 8

1	Name of reporting person Teva Canada Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,111,111
	7	Sole dispositive power None
	8	Shared dispositive power 1,111,111
9	Aggregate amount beneficially owned by each reporting person 1,111,111
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 7.7%[2]
12	Type of reporting person CO

2 Based on 14,401,582 shares of Common Stock outstanding as of March 4, 2016, as disclosed in the issuer’s Annual Report on Form 10-K.

CUSIP No. 98420N105	Page 4 of 8

Item 1.

	(a)	Name of Issuer:

Xenon Pharmaceuticals Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

200 – 3650 Gilmore Way
Burnaby, British Columbia
Canada V5G 4W8

Item 2.

	(a)	Name of Persons Filing

This Schedule 13G is being filed by Teva Pharmaceutical Industries Limited (“Teva”) and Teva Canada Limited (“Teva Canada”), as joint filers (together, the “Reporting Persons”). Teva Canada is an indirect, wholly owned subsidiary of Teva.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Offices or, if none, Residence:

The principal business office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel.

The principal business office of Teva Canada is 30 Novopharm Ct., Toronto, Ontario, Canada M1B 2K9.

	(c)	Citizenship

Please see Item 4 of each cover page.

	(d)	Title of Class of Securities

Common Stock, without par value ( “Common Stock”)

	(e)	CUSIP Number

98420N105

CUSIP No. 98420N105	Page 5 of 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Teva

Number of Shares: 1,111,111
Percentage of Outstanding Shares: 7.7%[3]
Sole Voting Power: None.
Shared Voting Power: 1,111,111
Sole Dispositive Power: None.
Shared Dispositive Power: 1,111,111

Teva Canada

Number of Shares: 1,111,111
Percentage of Outstanding Shares: 7.7%[4]
Sole Voting Power: None
Shared Voting Power: 1,111,111
Sole Dispositive Power: None
Shared Dispositive Power: 1,111,111

Item 5.	Ownership of Five Percent or Less of a Class

3 Based on 14,401,582 shares of Common Stock outstanding as of March 4, 2016, as disclosed in the issuer’s Annual Report on Form 10-K.
4 Based on 14,401,582 shares of Common Stock outstanding as of March 4, 2016, as disclosed in the issuer’s Annual Report on Form 10-K.

CUSIP No. 98420N105	Page 6 of 8

Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Joint Filing Agreement attached as Exhibit A.

CUSIP No. 98420N105	Page 7 of 8

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

TEVA CANADA LIMITED

By:	/s/ Doug Sommerville
Name: Doug Sommerville Title: SVP & General Manager

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh
Name: Eyal Desheh Title: Group Executive Vice President and Chief Financial Officer